EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransGlobe Energy Corporation (the “Company”) on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company does hereby certify, to such officer's knowledge, that, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)          The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 16, 2003
/s/ Ross Clarkson

Name: Ross G. Clarkson
Title: President and CEO

Date: May 16, 2003
/s/ David Ferguson

Name: David C. Ferguson
Title: Vice President, Finance & CFO

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.